EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report - Notice of declaration of labor dispute /strike or shutdown in Company

Notification is hereby provided that on December 19, 2017, the Company received notice of a strike or shutdown in accordance with the Settlement of Labor Disputes Law, 5717-1957 (hereinafter the "Notice"), which was declared and approved by the New General Federation of Labor (the "Histadrut"), as of January 2, 2018.

The matters in dispute, according to the Notice, are as follows:

a.	The Histadrut's demand to stop the serious harm to the security and health of workers who are forced to work in poor safety conditions while endangering their health and in violation of the Company's obligations towards them.
b.	A demand for negotiations with respect to the employees' exposure to disciplinary proceedings as a result of contract workers’ uncontrolled activity on infrastructure.
c.	The Histadrut's demand to sign a collective agreement that would ensure employment security and the preservation of rights and working conditions, with the Company undertaking that there will be no implications for the employment security and working conditions of the employees due to the entry of contractors to the Company's premises and facilities.

The Company is unable to evaluate the implications of such Notice at the present stage.

It should be noted that in the framework of a previous labor dispute declared by the Histadrut in December 2016 for "the entry of workers who are not Bezeq employees for core work," in November 2017 the labor court allowed Company employees to take short and limited organizational measures (in this respect, see also the Company's immediate reports dated October 22, 2017, October 26, 2017, November 2, 2017 and November 5, 2017).

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.